UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 000-51130

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
National Interstate Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

1

Report of Independent Registered Public Accounting Firm

Plan Administrator
National Interstate Savings and Profit Sharing Plan
Richfield, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of National Interstate Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
Certified Public Accountants

June 25, 2015
Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

National Interstate
Savings and Profit Sharing Plan

	December 31
	2014	2013
ASSETS
Investments, at fair value:
JP Morgan Smart Retirement 2030	$3,246,213	$2,487,843
American Funds Growth Fund of America	3,016,635	2,508,278
MFS Value Fund	2,655,928	2,491,402
JP Morgan Smart Retirement 2020	2,021,819	1,794,909
Oppenheimer Main St Small Cap	1,854,293	1,895,342
Thornburg International Value	1,807,384	1,879,767
Franklin Strategic Income	1,262,142	1,289,768
Invesco Stable Value Fund	1,258,088	—
JP Morgan Smart Retirement 2045	1,108,606	1,026,084
Dreyfus Opportunistic Midcap Value	1,050,765	833,081
JP Morgan Smart Retirement 2025	976,111	1,198,621
JP Morgan Smart Retirement 2040	789,234	549,765
DWS S&P 500 Index Fund	683,465	396,910
National Interstate Corp Stock Fund	619,001	514,447
JP Morgan Smart Retirement Income	596,194	132,983
PIMCO Total Return Fund	552,855	602,905
JP Morgan Smart Retirement 2015	393,836	233,761
Eaton Vance Income Fund	317,686	172,461
JP Morgan Smart Retirement 2035	311,514	83,330
JP Morgan Smart Retirement 2050	253,293	108,352
AllianceBernstein Global Bond Fund	174,260	164,430
Fixed Fund	—	1,157,250
JP Morgan Smart Retirement 2010	—	356,625
Total investments	24,949,322	21,878,314
Receivables:
Employer contributions	731,644	794,040
Notes receivable from participants	509,368	471,451
Total receivables	1,241,012	1,265,491
Net assets reflecting all investments at fair value	26,190,334	23,143,805
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(21,881)	—
Net assets available for benefits	$26,168,453	$23,143,805

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

National Interstate
Savings and Profit Sharing Plan

	Year Ended December 31
	2014	2013
Additions to net assets attributed to:
Contributions:
Employer	$731,644	$794,176
Participants	1,856,347	1,784,771
Rollovers	1,104,182	362,408
Total contributions	3,692,173	2,941,355
Investment income:
Dividend income from investments	1,473,912	721,955
Net appreciation in fair value of investments	121,552	2,611,050
Interest income on notes receivable from participants	20,924	18,399
Total investment income	1,616,388	3,351,404
Total additions	5,308,561	6,292,759
Deductions from net assets attributed to:
Benefits paid to participants	2,281,704	2,150,905
Administrative expenses	2,209	2,704
Total deductions	2,283,913	2,153,609
Net increase	3,024,648	4,139,150
Net assets available for benefits:
Beginning of the year	23,143,805	19,004,655
End of the year	$26,168,453	$23,143,805

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

1	Description of Plan

The following description of the National Interstate Savings and Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:
The Plan, which began March 30, 1989, is a defined contribution plan covering all employees of National Interstate Corporation and its Subsidiaries (the “Company” or the “Plan Administrator”) who meet the eligibility requirements.
A 401K Committee (the “Committee”) exists and is composed of Officers of the Company. The Committee is responsible for the fiduciary oversight of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (”ERISA”).

The Plan’s trustee and record keeper is Massachusetts Mutual Life Insurance Company (together, with its affiliates, “Mass Mutual”). Mass Mutual is responsible for the custody and management of the Plan’s assets.

Eligibility:
An eligible employee shall become a participant in the Plan as of the first day of the first month coinciding with or next following the date on which the employee who has attained the age of 18 was hired.

Contributions:
Cash or Deferred Option - Participants may elect to contribute to the Plan 1% to 100% of their compensation by the Company on a pre-tax basis and/or Roth contributions subject to the dollar limit, which is set by law.

Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2014 and 2013 was $5,500.

Employer Contributions - The Company may make discretionary profit sharing contributions. These contributions are allocated to participants who meet the eligibility requirements to share in the contribution for the Plan year. Employees must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this discretionary profit sharing contribution. Employees will have completed a year of service for purposes of receiving a discretionary profit sharing contribution if they are credited with at least 1,000 hours of service during a Plan year.

The contribution is an amount equal to a specified percentage of employees' compensation as determined by the Company. The Company made contributions of $731,644 and $794,040 for the years ended 2014 and 2013, respectively.

Rollover contributions from other plans are also accepted provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement.

Participants' Accounts:
401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer discretionary contributions, earnings and losses thereon.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

1	Description of Plan, Continued

Vesting:
All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Participants become 100% vested in Company contributions made after three years of service.

Forfeitures:
Forfeited non-vested accounts totaled $33,989 and $4,938 as of December 31, 2014 and 2013, respectively. The Company utilizes forfeiture amounts to pay Plan administrative expenses and reduce employer contributions.

Notes Receivable from Participants:
Loans are permitted under certain circumstances and are subject to limitations. The minimum loan amount is $1,000 and only two loans can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested balance or $50,000 in accordance with the Department of Labor's regulations. Loans are repaid over a period not to exceed five years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear interest. The Plan Administrator determines a reasonable rate of interest, which is currently prime plus 1%. Principal and interest are paid ratably through payroll deductions. Loans are valued at cost which approximate fair value.

Other Plan Provisions:
Normal retirement age is 65; however, a participant may elect early retirement on or after age 55. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:
Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account unless another form of payment is elected.

Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with Internal Revenue Service (the “IRS”) guidelines.

Investment Options:
Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:
The accompanying financial statements of the Plan are presented under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition:
Investments held by the Plan are reported at fair value. See Note 7 for further discussion and disclosures related to fair value measurements and the valuation methodology by investment type.

The Plan reports investment contracts at fair value in accordance with GAAP. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Plan invested in a common collective trust that invested in fully benefit-responsive investment contracts at December 31, 2014. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis. The Plan did not have any fully benefit-responsive investment contracts at December 31, 2013. Refer to Note 6 for further discussion of fully benefit-responsive investment contracts.

Investment transactions are accounted for on the date securities are purchased or sold (trade date). Interest income is recognized when earned and dividend income is recognized on the investments on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

Administrative Fees:
Substantially all administrative fees are paid by the Company.

Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Upon full termination of the Plan, the Company shall direct the distribution of the net assets of the Plan to participants in a manner which is consistent with and satisfies the distribution of benefits provision of the Plan. Distributions to a participant shall be made in cash or through the purchase of irrevocable nontransferable deferred commitments from an insurer.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:
The Plan's investments include investments in registered investment companies and a common collective trust that have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events:
Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Events or transactions occurring subsequent to December 31, 2014 and prior to the date of filing have been evaluated for potential recognition or disclosure herein.

3	Tax Status

The Plan Administrator has obtained a determination letter dated February 21, 2012 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Though the Plan has since been amended, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan is qualified and no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

4	Investments

The Plan's funds are invested in the various registered investment companies and a common collective trust through Mass Mutual. The following investments constitute 5% or more of the Plan's net assets available for benefits as of December 31:

	2014	2013
JP Morgan Smart Retirement 2030	$3,246,213	$2,487,843
American Funds Growth Fund of America	$3,016,635	$2,508,278
MFS Value Fund	$2,655,928	$2,491,402
JP Morgan Smart Retirement 2020	$2,021,819	$1,794,909
Oppenheimer Main Street Small Cap	$1,854,293	$1,895,342
Thornburg International Value	$1,807,384	$1,879,767
Franklin Strategic Income	N/A	$1,289,768
JP Morgan Smart Retirement 2025	N/A	$1,198,621
Fixed Fund	N/A	$1,157,250

Net appreciation (depreciation) is the fair value of investments, including gains (losses) on investments bought and sold during the year, as well as unrealized appreciation (depreciation) on investments held at year-end. During 2014 and 2013, the Plan’s investments appreciated in value as follows:

	2014	2013
Mutual funds	$(41,893)	$2,709,229
Company stock fund	160,670	(98,245)
Common collective trust	2,775	66
Appreciation, net	$121,552	$2,611,050

5	Party-in-Interest Transactions

In 2014 and 2013, the Plan invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. Usual and customary fees were paid by the mutual fund for the investment management and administrative services.

6	Investment Contract with Insurance Company

In June 2014, the Plan invested in a common collective trust, known as the Invesco Stable Value Fund, that invests in cash and other readily marketable assets and synthetic guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The Invesco Stable Value Fund replaced the Fixed Fund that was in liquidation and held no investment contracts at December 31, 2013. All investment contracts held by the Invesco Stable Value Fund at December 31, 2014 are fully benefit-responsive.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

6	Investment Contract with Insurance Company, Continued

The investment contracts are fully benefit-responsive as they allow for Plan participants to direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. Because these contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of net assets available for benefits attributable to the common collective trust. See Note 2 for disclosures of the applicable accounting policy relating to fully benefit-responsive investment contracts.

Since there were no fully benefit-responsive investment contracts at December 31, 2013, the following disclosures are related to December 31, 2014 and the period then ended.

There were no reserves against contract value for credit risk of the GIC issuer or otherwise. The crediting interest rate was based on a formula agreed upon with the GIC issuer. In no event was the crediting rate less than 0%. The crediting rate is reviewed periodically for resetting. The average yield and crediting interest rate of the contract was 1.37% and 1.65%, respectively, during the year ended December 31, 2014.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Invesco Stable Value Retirement Trust (the "Trust") or unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than the contract value if there is a change in the qualification status of the participant, Employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The table below shows the fair values and contract values of the Invesco Stable Value Fund as of December 31, 2014.

Invesco Stable Value Fund
Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
$1,258,088	$(21,881)	$1,236,207

7	Fair Value Measurements

The Company must determine the appropriate level in the fair value hierarchy for each applicable fair value measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan uses data from outside sources, including nationally recognized pricing services, in establishing fair value.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

7	Fair Value Measurements, Continued

•	Level 1 -- Unadjusted quoted prices in active markets for identical securities that the reporting entity has the ability to access at the measurement date.

•
Level 2 -- Inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves.

•	Level 3 -- Unobservable inputs that are supported by little or no market activity for the asset or liability.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds -- These investments are registered investment companies whose fair values are based on net asset values (“NAV's”) that are readily and regularly available in an active market (Level 1).

Company stock fund -- This is a company common stock fund that participates in units whose fair value is based on quoted prices of the Company's common stock, which is readily and regularly available in an active market (Level 1).

Common collective trust -- These investments are stated at fair value as determined by the issuer of the common collective trust, based on the fair value of the underlying investments. At December 31, 2014 the underlying assets included both cash and cash equivalents and guaranteed investment contracts, whose fair value was based on quoted prices in both markets that were active and not active (Level 2). At December 31, 2013 such investments were primarily comprised of cash and cash equivalents (Level 1).

There are no Level 3 investments at December 31, 2014 and 2013.

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2014, by valuation hierarchy (as described previously).

	December 31, 2014
	Level 1	Level 2	Total
Investments:
Mutual funds:
Target date funds	$9,100,626	$—	$9,100,626
Balanced funds	596,194	—	596,194
Growth funds	11,068,470	—	11,068,470
Fixed income funds	2,306,943	—	2,306,943
Total mutual funds	23,072,233	—	23,072,233
Company stock fund	619,001	—	619,001
Common collective trust	—	1,258,088	1,258,088
Total investments	$23,691,234	$1,258,088	$24,949,322

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

7	Fair Value Measurements, Continued

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2013, by valuation hierarchy (as described previously).

	December 31, 2013
	Level 1	Level 2	Total
Investments:
Mutual funds:
Target date funds	$7,839,290	$—	$7,839,290
Balanced funds	132,983	—	132,983
Growth funds	10,004,780	—	10,004,780
Fixed income funds	2,229,564	—	2,229,564
Total mutual funds	20,206,617	—	20,206,617
Company stock fund	514,447	—	514,447
Common collective trust	1,157,250	—	1,157,250
Total investments	$21,878,314	$—	$21,878,314

The Company uses the end of the reporting period as its policy for determining transfers into and out of each level. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2014. During the year ended December 31, 2013, there was one common collective trust totaling $1.2 million that transferred from Level 2 to Level 1, as this fund was liquidated during 2013, and as of December 31, 2013 was primarily comprised of cash and cash equivalents.

8	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2014 to the Form 5500:

2014
Net assets available for benefits per the financial statements	$26,168,453
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	21,881
Net assets available for benefits per the Form 5500	$26,190,334

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

8	Reconciliation of Financial Statements to Form 5500, Continued

The following is a reconciliation of the net change in Plan assets per the financial statements for the year ended December 31, 2014 to the Form 5500:

2014
Net change in Plan assets, per the financial statements	$3,024,648
Impact of fully benefit-responsive contracts at fair value on the form 5500	21,881
Net change in Plan assets per the Form 5500	$3,046,529
The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan's financial statements. There was no difference as of December 31, 2013 as the Plan held no fully benefit-responsive investment contracts at December 31, 2013.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

National Interstate
Savings and Profit Sharing Plan

34-1607396
Plan Number 001

December 31, 2014

	(b)	( c )
	Identity of Issue,	Description of Investment, including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	JP Morgan Smart Retirement 2030	Registered Investment Company	N/A	$3,246,213
	American Funds Growth Fund of America	Registered Investment Company	N/A	3,016,635
	MFS Value	Registered Investment Company	N/A	2,655,928
	JP Morgan Smart Retirement 2020	Registered Investment Company	N/A	2,021,819
	Oppenheimer Main St Small Cap	Registered Investment Company	N/A	1,854,293
	Thornburg International Value	Registered Investment Company	N/A	1,807,384
	Franklin Strategic Income	Registered Investment Company	N/A	1,262,142
^^	Invesco Stable Value Fund	Common Collective Trust	N/A	1,236,207
	JP Morgan Smart Retirement 2045	Registered Investment Company	N/A	1,108,606
	Dreyfus Opportunistic Midcap Value	Registered Investment Company	N/A	1,050,765
	JP Morgan Smart Retirement 2025	Registered Investment Company	N/A	976,111
	JP Morgan Smart Retirement 2040	Registered Investment Company	N/A	789,234
	DWS S&P 500 Index Fund	Registered Investment Company	N/A	683,465
*	National Interstate Corp Stock Fund	Common Stock	N/A	619,001
	JP Morgan Smart Retirement Income	Registered Investment Company	N/A	596,194
	PIMCO Total Return Fund	Registered Investment Company	N/A	552,855
	JP Morgan Smart Retirement 2015	Registered Investment Company	N/A	393,836
	Eaton Vance Income Fund	Registered Investment Company	N/A	317,686
	JP Morgan Smart Retirement 2035	Registered Investment Company	N/A	311,514
	JP Morgan Smart Retirement 2050	Registered Investment Company	N/A	253,293
	AllianceBernstein Global Bond Fund	Registered Investment Company	N/A	174,260
		Subtotal investments		24,927,441
*	Participant Loans	(interest at 3.25% to 4.25% at various maturity dates)	N/A	509,368
				$25,436,809
*	Party-in-interest to the Plan.
^^	Amount reported at contract value
N/A	Cost information is not required for participant directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Interstate Savings and Profit Sharing Plan

By:	/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

Date: June 25, 2015

Index to Exhibits

Exhibit No.	Description	Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm	X